Exhibit 4.2

Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K. [***] indicates that information has been redacted.

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

THIS ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT (this “Agreement”), dated March 4, 2026, is made by and among Presidio MidCo Inc. (f/k/a EQV Ventures Acquisition Corp.), a Delaware corporation (the “Company”), Presidio Production Company, a Delaware corporation (“Presidio”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”) and amends the Warrant Agreement (the “Existing Warrant Agreement”), dated August 6, 2024, by and between the Company and the Warrant Agent. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Existing Warrant Agreement.

WHEREAS, pursuant to the Existing Warrant Agreement, the Company has issued (i) 11,666,666 Public Warrants, (ii) 133,333 Private Placement Warrants, (iii) 87,500 BTIG Warrants, (iv) zero Working Capital Warrants and (v) zero Post-IPO Warrants;

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, on August 5, 2025, the Company, Presidio, Prometheus PubCo Merger Sub Inc., a Delaware corporation (“EQV Merger Sub”), Prometheus Holdings LLC, a Delaware limited liability company, Prometheus Merger Sub LLC, a Delaware limited liability company, and Presidio Investment Holdings LLC, a Delaware limited liability company, entered into that certain Business Combination Agreement (as amended, modified or supplemented from time to time, the “Business Combination Agreement”);

WHEREAS, pursuant to the Business Combination Agreement, among other things:

(i)	the Company changes its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and registering by way of continuation and domesticating as a corporation incorporated under the laws of the State of Delaware, upon which (i) each then issued and outstanding Ordinary Share converted automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of the Company (the “Presidio MidCo Class A Common Stock”) and (ii) each issued and outstanding Warrant converted automatically, on a one-for-one basis, into a whole warrant (the “Presidio MidCo Warrants”) exercisable for one share of Presidio MidCo Class A Common Stock (the “Domestication”); and

(ii)	following the Domestication, EQV Merger Sub merged with and into the Company (the “Business Combination”), with the Company surviving the Business Combination as a wholly owned subsidiary of Presidio, and pursuant to which (i) each then issued and outstanding share of Presidio MidCo Class A Common Stock was automatically converted, on a one for one basis, into shares of Class A common stock, par value $0.0001 per share, of the Company (the “Presidio Class A Common Stock”) and (ii) each then issued and outstanding Presidio MidCo Warrant was automatically converted, on a one-for-one basis, into a whole warrant exercisable for one share of Presidio Class A Common Stock at a price of $11.50 per share (the “Presidio Warrants”), all on the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

WHEREAS, as a result of the Business Combination, the holders of Ordinary Shares and Warrants became holders of Presidio Class A Common Stock and Presidio Warrants;

WHEREAS, upon consummation of the Business Combination, as provided in Section 4.4 of the Existing Warrant Agreement, the Warrants are no longer exercisable for Ordinary Shares but instead are exercisable (subject to the terms of the Existing Warrant Agreement as amended hereby) for shares of Presidio Class A Common Stock;

WHEREAS, as provided in the Business Combination Agreement, immediately prior to the Business Combination, the Private Placement Warrants and the BTIG Warrants shall be immediately and automatically converted into private placement warrants of Presidio (the “Presidio Private Placement Warrants”), with each Presidio Private Placement Warrant entitling such holder the right to purchase Presidio Class A Common Stock on terms and provisions that are identical to the Private Placement Warrants and the BTIG Warrants;

WHEREAS, in connection with the Business Combination, the Company desires to assign all of its right, title and interest in the Existing Warrant Agreement to Presidio and Presidio wishes to accept such assignment; and

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holders as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the Registered Holders under the Existing Warrant Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.	Assignment and Assumption; Consent.

1.1	Assignment and Assumption. As of and with effect on and from the closing date of the Business Combination (the “Closing Date”), the Company hereby assigns to Presidio all of the Company’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby) and Presidio hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of the Company’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising on, from and after the Closing Date.

1.2	Consent. The Warrant Agent hereby consents to (i) the assignment of the Existing Warrant Agreement by the Company to Presidio and the assumption of the Existing Warrant Agreement by Presidio from the Company pursuant to Section 1.1, in each case effective as of the Closing Date, and (ii) the continuation of the Existing Warrant Agreement (as amended hereby) in full force and effect from and after the Closing Date.

2.	Amendment of Existing Warrant Agreement.

Effective as of the Closing Date, the Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2.

2.1	References to the Company. All references to the “Company” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to Presidio.

2.2	References to Ordinary Shares. All references to “Ordinary Shares” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to Presidio Class A Common Stock.

2.3	References to Private Placement Warrants and BTIG Warrants. All references to “Private Placement Warrants” and “BTIG Warrants” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to Presidio Private Placement Warrants.

2.4	References to Business Combination. All references to “Business Combination” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the transactions contemplated by the Business Combination Agreement, and references to “the completion of the Company’s initial Business Combination” and all variations thereof in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the Closing Date.

2.5	References to shareholder. All references to a “shareholder” of the Company in the Existing Warrant Agreement (including all Exhibits thereto) shall be construed as a reference to a “stockholder” of Presidio.

2.6	Detachability of Warrants. Section 2.4 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

Except that the defined term “Business Day” set forth therein shall be retained for all purposes of the Existing Warrant Agreement.

2.7	No Fractional Warrants Other Than as Part of Units or Private Placement Units. Section 2.5 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“No Fractional Warrants. The Company shall not issue fractional Warrants.”

2.8	Private Placement, Working Capital Warrants and BTIG Warrants. Section 2.6 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Presidio Private Placement Warrants. The Presidio Private Placement Warrants shall be identical to the Public Warrants, except that the Presidio Private Placement Warrants: (i) may be exercised for cash or on a “cashless basis,” pursuant to subsection 3.3.1(c) hereof, (ii) may not be transferred, assigned or sold until 30 days after the completion by the Company of the Business Combination and (iii) shall not be redeemable by the Company pursuant to Section 6.1 hereof; provided, however, that in the case of clause (ii), the Presidio Private Placement Warrants may be transferred by the holders thereof:

(a) to any members or partners of the holders or their affiliates and funds and accounts advised by such members or partners, any affiliates of the holders or any employees of such affiliates;

(b) in the case of an individual, by gift to a member of such individual’s immediate family, any estate planning vehicle or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization;

(c) in the case of an individual, by virtue of the laws of descent and distribution upon death of such person;

(d) in the case of an individual, pursuant to a qualified domestic relations order;

(e) by virtue of the laws of Delaware and the holder’s organizational documents upon liquidation or dissolution of the holder;

(f) pro rata distributions from the holders to their members, partners, or shareholders pursuant to the governing documents of the holders;

(g) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a) through (f) above; and

(h) in the event that, subsequent to the consummation of the Business Combination, the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their Presidio Class A Common Stock for cash, securities or other property; provided, however, that, in the case of clauses (a) through (g), these transferees (the “Permitted Transferees”) enter into a written agreement with Presidio agreeing to be bound by the transfer restrictions in this Agreement and the other restrictions contained in the letter agreement, dated as of August 4, 2024, by and among the Company, the Sponsor and the Company’s officers and directors. In addition, the Presidio Class A Common Stock issued upon exercise of the Presidio Private Placement Warrants may not be transferred, assigned or sold until thirty (30) days after the completion by the Company of the Business Combination, except to Permitted Transferees who enter into a written agreement with Presidio agreeing to be bound by the transfer restrictions in this Agreement.”

2.9	Working Capital Warrants; BTIG Warrants. Section 2.7 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

2.10	Post-IPO Warrants. Section 2.8 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Post-IPO Warrants. Each Post-IPO Warrant, when and if issued, shall have the same terms and be in the same form as the Public Warrants except as may be agreed upon by the Company.”

2.11	Duration of Warrants. Section 3.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing 30 days after the consummation of the transactions contemplated by the Business Combination Agreement (the “Business Combination”), and terminating at the earliest to occur of: (x) 5:00 p.m., New York City time on the date that is 5 years after the date on which the Business Combination is completed, (y) the liquidation of the Company, and (z) other than with respect to the Presidio Private Placement Warrants, 5:00 p.m., New York City time on the Redemption Date (as defined below) as provided in Section 6.3 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below, with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the Redemption Price (as defined below) (other than with respect to a Presidio Private Placement Warrant) in the event of a redemption (as set forth in Section 6 hereof), each outstanding Warrant (other than a Presidio Private Placement Warrant) not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, that the Company shall provide at least 20 days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.”

2.12	Exercise of Warrants. Section 3.3.1(c) of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“with respect to any Presidio Private Placement Warrant, or Post-IPO Warrant to the extent applicable, by surrendering the Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the difference between the Warrant Price and the “Exercise Fair Market Value,” as defined in this subsection 3.3.1(c) by (y) the Exercise Fair Market Value. Solely for purposes of this subsection 3.3.1(c), the “Exercise Fair Market Value” shall mean the average last reported sale price of the Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which notice of exercise of the Warrant is sent to the Warrant Agent; or”

2.13	Adjustments on Warrant Price. Section 4.3.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

2.14	No Adjustment. Section 4.9 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

2.15	Procedure for Surrender of Warrants. Section 5.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that except as otherwise provided herein or in any Book-Entry Warrant Certificate or Definitive Warrant Certificate, each Book-Entry Warrant Certificate and Definitive Warrant Certificate may be transferred only in whole and only to the Depositary, to another nominee of the Depositary, to a successor depository, or to a nominee of a successor depository; provided further, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend (as in the case of the Presidio Private Placement Warrants), the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange thereof until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.”

2.16	Transfer of Warrants. Section 5.6 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

2.17	Exclusion of Private Placement Warrants, Working Capital Warrants, BTIG Warrants and Post-IPO Warrants. Section 6.4 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Exclusion of Presidio Private Placement Warrants. The Company agrees that the redemption rights provided in Section 6.1 hereof shall not apply to the Presidio Private Placement Warrants or Post-IPO Warrants (if such Post-IPO Warrants provide that they are non-redeemable by the Company).”

2.18	Notice Clause. Section 9.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within 5 days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Presidio Production Company

500 W. 7th Street, Suite 1500

Fort Worth, Texas 76102

Attention: Brett Barnes

Email: [***]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

1001 Louisiana Street, Suite 5900

Houston, Texas 77002

Attention: George Vlahakos and John Stribling

E-mail: gvlahakos@sidley.com and john.stribling@sidley.com

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within 5 days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

in each case, with a copy to:

BTIG, LLC

65 E. 55th Street 14

New York, New York, 10022

Attn: General Counsel

Facsimile: (415) 248-2260

Email: iblegal@btig.com

Copy (which copy shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Attention: Stuart Neuhauser. Esq.

Email: sneuhauser@egsllp.com”

2.19	Amendments. Section 9.8 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Amendments. This Agreement may be amended by the parties hereto without the consent of any Registered Holder for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained herein, including to conform the provisions hereof to the description of the terms of the Warrants and this Agreement set forth in the Prospectus, or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders. All other modifications or amendments, including any modification or amendment to increase the Warrant Price or shorten the Exercise Period shall require the vote or written consent of the Registered Holders of at least a majority of the number of the then outstanding Public Warrants and, solely with respect to any amendment to the terms of the Presidio Private Placement Warrants or Post-IPO Warrants or any provision of this Agreement with respect to the Presidio Private Placement Warrants or Post IPO Warrants, at least a majority of the number of then outstanding Presidio Private Placement Warrants or Post-IPO Warrants. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period pursuant to Sections 3.1 and 3.2, respectively, without the consent of the Registered Holders.”

3.	Miscellaneous Provisions.

3.1	Effectiveness of the Amendment. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the Business Combination and shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason before the Closing Date.

3.2	Successors. All the covenants and provisions of this Agreement by or for the benefit of Presidio, the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.3	Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Presidio Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. Each of Presidio and the Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Each of Presidio and the Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Presidio Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 3.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

3.4	Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

3.5	Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

3.6	Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Assignment, Assumption and Amendment Agreement to be duly executed as of the date first above written.

PRESIDIO MIDCO INC.

By:	/s/ Tyson Taylor
Name:	Tyson Taylor
Title:	President and Chief Financial Officer

PRESIDIO PRODUCTION COMPANY

By:	/s/ Brett Barnes
Name:	Brett Barnes
Title:	Executive Vice President and General Counsel

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Leicia Savinetti
Name:	Leicia Savinetti
Title:	Vice President

[Signature Page to Assignment, Assumption and Amendment Agreement]